The nonfundamental investment limitation with respect to illiquid securities policy for Fidelity Real Estate Income Fund has been modified as follows (new text is underlined; deletions are struck through):

The fund does not currently intend to purchase any security if, as a result, more than ~~10%~~ 15% of its net assets would be invested in securities that are deemed to be illiquid because they are subject to legal or contractual restrictions on resale or because they cannot be sold or disposed of in the ordinary course of business at approximately the prices at which they are valued.

For purposes of the fund's illiquid securities limitation discussed above, if through a change in values, net assets, or other circumstances, the fund were in a position where more than ~~10%~~ 15% of its net assets were invested in illiquid securities, it would consider appropriate steps to protect liquidity.